FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2024 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - June 2024 Earnings presentation

Earnings Presentation H1’24 24 July 2024

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander- com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q2 2024 Financial Report, published on 24 July 2024 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly- results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI.

3 Important information While these forward-looking statements represent our judgement and future expectations concerning our business developments, results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements. In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (f) events that lead to damage to our reputation and brand; (g) exposure to operational losses, including as a result of cyberattacks, data breaches or other security incidents; and (h) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations. In addition, the important factors described in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume. Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Index 1 H1’24 Highlights Progress on our strategy Group review 2 Final remarks 3 Appendix 4

Record H1'24 results with all our global businesses contributing to our 2024 targets

Another record quarterly profit, including €0.5bn net one-time charges; recurring Q2 profit of €3.7bn

Strong operating performance and increase in profitability supported by ONE Transformation

Solid balance sheet and higher shareholder remuneration supporting sustained value creation

Metric	Value	Change
Q2'24 attributable profit	€3.2bn	+20%
H1'24 attributable profit	€6.1bn	+16%
Efficiency	41.6%	-261bps
RoTE	15.9% (16.3% annualizing the temporary levy impact)	+137bps
FL CET1	12.5%	+0.22pp
TNAVps + DPS	+12% YoY	

Santander

Note: YoY changes. In constant euros: Q2'24 attributable profit +20% and H1'24 attributable profit +15%. P&L accounts are all presented on an underlying basis.
TNAVps + Cash DPS includes the €8.10 cent cash dividend paid in November 2023 and the €9.50 cent cash dividend paid in May 2024, executed as part of our shareholder remuneration policy.

5

Double-digit YoY profit increase driven by strong growth in net operating income, supported by customer revenue and efficiency improvements

P&L € million	H1'24	H1'23	Current %	Constant %	ex. Argentina Current %	ex. Argentina Constant %
NII	23,457	20,920	12	11	11	10
Net fee income	6,477	6,103	6	6	8	7
Other income	1,116	1,211	-8	-7	8	9
Total revenue	**31,050**	**28,234**	**10**	**9**	10	10
Operating expenses	-12,913	-12,479	3	3	5	4
Net operating income	**18,137**	**15,755**	**15**	**14**	15	14
LLPs	-6,243	-5,771	8	8	9	8
Other results*	-2,386	-1,655	44	43	40	39
Attributable profit	**6,059**	**5,241**	**16**	**15**	**16**	**15**

Excellent business and commercial dynamics continued in H1'24

- Record NII, fees, total revenue, net operating income and profit
- C/I and RoTE improvement

Santander

Note: underlying P&L. All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024 onwards, we have begun to apply a new inflation-adjusted exchange rate for the Argentine peso. For further information, please see the 'Alternative Performance Measures' section of the Quarterly Financial Report.

(*) Including the temporary levy on revenue earned in Spain (-€335mn in Q1'24 and -€224mn in Q1'23) and the write-downs in Q2'24 related to our merchant platform in Germany (-€214mn; -€170mn net of taxes) and Superdigital in Latin America (-€100mn; -€73mn net of taxes).

6

7 after Basel III implementation A record H1’24 puts us on track to exceed our 2024 targets … Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. (1) YoY change in constant euros, except Argentina in current euros. Revenue1 Efficiency CoR FL CET1 RoTE H1’24 2024 targets High-single digit growth c.42% >16% Upgraded 2024 targets CONFIRMED CONFIRMED UPGRADED UPGRADED UPGRADED +9% 41.6% <43% 1.2% c.1.2% 12.5% >12.0% 15.9% 16% Mid-single digit growth annualizing the temporary levy impact 16.3%

… backed by execution of ONE Transformation, improving both revenue and costs …

Efficiency execution
2022-H1'24

FY'22	ONE Transformation	Global & Network businesses	Global Tech capabilities & others	H1'24
45.8%	**-266bps**	**-87bps**	**-71bps**	41.6%

ONE Transformation (-266bps)
- **Product simplification:** 6% fewer products in Q2'24 (-23% vs. Dec-22)
- **59%** products / services **digitally available** (58% Mar-24; 56% Dec-23)
- **US:** $20mn efficiencies in Q2'24 ($230mn since 2022) captured in Consumer and Commercial

Global & Network businesses (-87bps)
- **Multi-Nationals**: +3% YoY revenue growth
- **Wealth**: collaboration fees with CIB and Corporates reached **€2.03bn (+12% vs. H1'23)**
- **Consumer**: expansion of OEM agreements

Global Tech capabilities & others (-71bps)
- **Global approach** to technology: €77mn efficiencies in Q2'24 (€314mn since 2022)
  - **Gravity** (back-end) efficiencies
  - **Process optimization**
  - **Global vendor** agreements
  - **IT&Ops shared-services**

Reminder from Investor Day
Efficiency 2022-2025



45.8%
200-250bps
100-150bps
50-75bps
c. 42%
FY'22
2025 target

Santander
Note: H1'24 or latest available data.
8

9 … and by our five global businesses, leveraging our global scale to accelerate profitable growth 52% 20% 13% 6% 9% Revenue (€bn) Contribution to Group revenue C/I RoTE H1’24 2025 RoTE target c.17% >14% >20% c.60% >30% 15-17% Note: YoY changes and revenue in constant euros. Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre. Global businesses’ RoTEs are adjusted based on Group’s deployed capital. Data are presented annualizing the impact of the temporary levy. Without annualizing its impact: Retail 17.4% (+4.1pp); Consumer 12.8% (+0.3pp); CIB 19.0% (-2.3pp); Wealth 79.3% (+3.4pp); PagoNxt EBITDA margin 20.1% (not affected) and Group 15.9% (+1.4pp). Retail Consumer CIB Wealth Payments Group PagoNxt EBITDA margin 16.3 +12% 6.4 +7% 4.2 +6% 1.8 +12% 2.7 +3% 31.1 +9% 39.5% 18.1% -4.8pp +4.3pp 40.6% 13.0% -2.7pp +0.4pp 43.4% 19.1% +5.2pp -2.2pp 34.4% 80.4% -2.3pp +3.5pp 46.9% 20.1% +0.5pp +8.9pp 41.6% 16.3% -2.6pp +1.3pp

Retail: delivering 12% revenue growth with costs flat, by deploying global platforms

Execution of the strategy

Driving growth and efficiency on the back of our new model and proprietary technology

Customer experience	New digital onboarding and simplified product offering leading to an increase in customers and digital sales
Operational leverage	Automated processes and a leaner organization driving efficiencies and a reduction of non-commercial FTEs
Global platform	New platform (ODS-Gravity) reducing the cost per transaction and driving efficiencies. Gravity implementation completed in the US

Key drivers



Active customers (mn)
+3%
74.6
77.2
Dec-22
Jun-24
# of products[1] (k)
-23%
10.1
7.8
Dec-22
Jun-24
# of non-commercial FTEs[1] per mn total customers
-8%
657
605
Jun-23
Jun-24

H1'24 financials

Loans	Deposits	CoR
€619bn	€637bn	1.03%
-1%	+2%	+11bps

C/I	Profit	RoTE
39.5%	€3,326mn	18.1%
-4.8pp	+35%	+4.3pp

Operational leverage – Revenue vs. Costs (€ mn, excl. Argentina)



Revenue
6,769
7,178
7,629
7,370
7,655
8,027
Q1'23
Q2
Q3
Q4
Q1'24
Q2
Costs
2,981
3,066
3,146
3,110
3,083
3,064
Q1'23
Q2
Q3
Q4
Q1'24
Q2

Note: data and YoY changes in constant euros. RoTE annualizing the impact of the temporary levy.
(1) Metrics cover all products and employees in the branch network in our 10 main countries.

Santander 10

Consumer: strong improvement in operational leverage and better deposit cost-to-serve

Execution of the strategy

Transforming into a best-in-class, global business and operating model

Customer experience	Fully-digital financing experience available for our auto partners Expanding partnerships across regions
Operational leverage	Launched a new onboarding for pure digital players Double-digit deposit growth supported by our digital solutions
Global platform	Openbank launch in the US and Mexico Zinia's successful launch of instalment loans with Apple in Germany

Key drivers



Total customers (mn)
-1%
25.2
25.0
Dec-22
Jun-24
Retail deposits cost-to-serve (%)
-0.19pp
1.18
0.99
2022
H1'24
Operating expenses / ANEAs (%)
-0.22pp
2.69
2.47
2022
H1'24

H1'24 financials

Loans	Deposits	CoR
€213bn +6%	€122bn +14%	2.17% +31bps

C/I	Profit	RoTE
40.6% -2.7pp	€1,070mn +4%	13.0% +0.4pp

Operating performance (€ mn)



Operational leverage
Revenue
+7%
6,031
6,449
H1'23
H1'24
Costs
+0%
2,610
2,618
H1'23
H1'24
Revenue
Auto
+6%
4,289
4,564
H1'23
H1'24
Non-auto
+8%
1,742
1,885
H1'23
H1'24

Santander

Note: data and YoY changes in constant euros. Revenue and costs are negligibly affected by distortions from Argentina. RoTE annualizing the impact of the temporary levy.
ANEAs: average net earning assets, including renting.

11

12 82 84 2022 H1'24 Key drivers Playing to our strengths to better serve our corporate customers and institutions Fee growth (€ bn) % Total revenue / RWAs % customer related revenue 80% CIB: US investments drove 12% fee growth and strong RoTE of 19% Note: data and YoY changes in constant euros. RoTE annualizing the impact of the temporary levy. Revenue (€ mn) Global Transaction Banking Global Markets Global Banking H1’24 financialsExecution of the strategy +2pp +1.1pp+12% +1% +17% +4% Significant progress broadening our product offering in the US Development of Markets infrastructure to serve institutional clients Customer experience Enhanced global centres of expertise, with new and strengthened industry and product teams Increased distribution capabilities, evolving our originate-to- share model towards a mainstream end-to-end platform Operational leverage Global platform Profit Loans Deposits CoR RoTEC/I €144bn +7% 43.4% +5.2pp €130bn -6% €1,405mn -5% 0.15% -4bps 19.1% -2.2pp 1,377 1,387 H1'23 H1'24 996 1,170 H1'23 H1'24 1,500 1,559 H1'23 H1'24 1.1 1.3 H1'23 H1'24 5.9 7.0 2022 H1'24

Wealth: network collaboration fees up 12% and profitability over 80%

Execution of the strategy

Accelerating our customers' connectivity with our global product platforms

Customer experience	Improved customer relationships, providing the best service with the right solutions, reflected in +13% YoY PB customer growth
Operational leverage	Boosted results by fostering collaboration with Retail (including Corporates) and CIB, and by connecting PB across countries
Global platform	Accelerating the regionalization of our auto insurance platform to promote direct-to-consumer business and new segments

Key drivers



Assets under management[1] (€ bn)
+20%
400
480
Dec-22
Jun-24
Collaboration fees (€ bn)
+12%
1.80
2.03
H1'23
H1'24
Revenue growth including ceded fees[3] (€ bn)
+12%
2.8
3.1
H1'23
H1'24

H1'24 financials

Net new money (PB)	Net sales (SAM)	Gross written premiums
€11.9bn	€8.9bn	€6.1bn
8% of volumes[2]	8% of volumes[2]	-1%

C/I	Profit	RoTE
34.4%	€818mn	80.4%
-2.3pp	+14%	+3.5pp

Revenue (including ceded fees, € mn)



Fees ceded to the commercial network
Private Banking
+13%
1,104
1,253
H1'23
H1'24
Santander Asset Management
+14%
595
332
263
681
374
307
H1'23
H1'24
Insurance
+8%
1,095
868
228
1,182
953
229
H1'23
H1'24

Santander

Note: data and YoY changes in constant euros. RoTE annualizing the impact of the temporary levy. Including all fees generated by Santander Asset Management and Insurance, even those ceded to the commercial network, which are reflected in Retail's P&L, PAT + fees of €1,714mn (+12% YoY).

(1) Includes off-balance sheet assets and deposits.

(2) Annualized net new money as % of total PB CAL. Annualized net sales as % of SAM's AuMs.

(3) Includes all fees generated by Santander Asset Management and Insurance, even those ceded to the commercial network, which are reflected in Retail's P&L.

13

Payments: PagoNxt open market revenue above 22% and EBITDA margin over 20%

Execution of the strategy

Seizing a growing opportunity by capturing scale through global platforms

Customer experience	Invisible Payments providing the best experience New Dynamic Currency Conversion rolled out in Getnet Mexico
Operational leverage	Capex optimization, operational efficiencies and more transactions in PagoNxt Payments, driving down the cost per transaction
Global platform	Significant progress in our Global Cards platform (Plard) Getnet focusing on leveraging Group's scale

Key drivers



transactions (bn per month)
+23%
2.6
3.2
2022
H1'24
Cost per transaction (€ cents, PagoNxt)
-9%
4.1
3.7
2022
H1'24
% open market revenue (PagoNxt)
+8.7pp
13.6
22.4
2022
H1'24

H1'24 financials

TPV Getnet **€108bn** +12%	Active customers Ebury **23k** +23%	Turnover Cards **€159bn** +5%
C/I Payments **46.9%** +0.5pp	Profit Payments **€292mn** +30% **€49mn** -78% with one-offs[2]	EBITDA margin PagoNxt **20.1%** +8.9pp

Revenue (€ mn)



PagoNxt
+12%
522
583
H1'23
H1'24
Cards
+0%
2,108
2,117
H1'23
H1'24
% growth exc. Q1'23 impact[1]
+4%

Santander

Note: data and YoY changes in constant euros. Transactions include merchant payments, cards and electronic A2A payments.
(1) Revenue growth excluding a one-time positive fee recorded in Q1 2023 from commercial agreements in Brazil.
(2) Profit and YoY change including the write-downs related to our merchant platform in Germany and Superdigital in Latin America.

14

15 Note: our shareholder remuneration policy is c.50% payout (split in approximately equal parts in cash and share buybacks). Implementation of shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. (1) TNAVps + Cash DPS includes the €8.10 cent cash dividend paid in November 2023 and the €9.50 cent cash dividend paid in May 2024, executed as part of the shareholder remuneration policy. c.10% revenue growth and share buybacks drove EPS up 19% and a 12% increase in TNAVps + Cash DPS TNAVps + Cash DPS € per share Cash DPS: €17.6 cents 4.57 4.94 5.11 Jun-23 Jun-241 EPSRoTE % € cents Since 2021, Santander has repurchased c.11% of its outstanding shares 30.8 36.7 H1'23 H1'24 Annualizing the impact of the temporary levy +12%+19%+134bps 14.5 15.9 15.0 16.3 H1'23 H1'24

16 Index 1 H1’24 Highlights Progress of our strategy Group review 2 Final remarks 3 Appendix 4

17 2,571 2,670 2,902 2,933 2,852 3,207 Q1'23 Q2 Q3 Q4 Q1'24 Q2 +12% Double-digit YoY profit increase driven by strong growth in net operating income, supported by customer revenue and efficiency improvements € mn Attributable profit (Constant € mn) QoQ P&L Current Constant € million H1'24 H1'23% % NII 23,457 20,920 12 11 Net fee income 6,477 6,103 6 6 Other income 1,116 1,211 -8 -7 Total revenue 31,050 28,234 10 9 Operating expenses -12,913 -12,479 3 3 Net operating income 18,137 15,755 15 14 LLPs -6,243 -5,771 8 8 Other results* -2,386 -1,655 44 43 Attributable profit 6,059 5,241 16 15 +20% 2,613 2,671 2,897 2,922 2,843 3,216 Attributable profit Note: underlying P&L. (*) Including the temporary levy on revenue earned in Spain (-€335mn in Q1’24 and -€224mn in Q1’23) and the write-downs in Q2’24 related to our merchant platform in Germany (-€214mn; -€170mn net of taxes) and Superdigital in Latin America (-€100mn; -€73mn net of taxes).

18 NII up 2% and costs flat QoQ when Argentina is excluded Fees NII 3,094 3,179 760 963 Other income Costs Revenue 6,244 6,254 Q1'23 Q2 Q3 Q4 Q1'24 Q2 14,767 15,263 Group excluding ArgentinaGroup Current Constant Current Constant % % % % NII -4 -4 1 2 Net fee income 0 1 2 3 Other income 511 506 27 27 Total revenue 2 3 3 3 Operating expenses -3 -2 0 0 Net operating income 5 6 5 6 Attributable profit 12 13 11 11 Group quarterly performance excluding Argentina 10,914 11,121 +3% 0% +2% +3% Constant € mn Following a prudent approach, we started to use a new inflation-adjusted exchange rate for Argentina in Q2, which affected QoQ trends Q2’24 vs. Q1’24

High-single digit revenue growth backed by customer activity across our businesses

Total revenue



Constant € mn
Total revenue
+10%
14,107
14,303
14,785
14,489
15,323
15,727
16,273 with official Argentine FX rate
Q1'23
Q2
Q3
Q4
Q1'24
Q2



YoY growth
+9%
28,410
+1,728
+418
+238
+194
+71
-8
31,050
+12%
+7%
+6%
+12%
+3%
H1'23
Retail
Consumer
CIB
Wealth
Payments
CC
H1'24

Group

- **>95% of total revenue is customer related** which drove the vast majority of total revenue growth
- **Strong revenue increase YoY** reflecting the benefits of our model, with all businesses and regions growing

Detail by business

- **Retail** up double digits, with positive volumes trends in the Americas, and good margin management across regions
- **Consumer** accelerated revenue growth, backed by DCB Europe (higher volumes and active asset repricing) and Brazil (higher activity and lower interest rates)
- **CIB** increased to record levels in H1, on the back of strong NII and record fee performance, with growth across all three businesses
- **Wealth** up double digits backed by strong commercial activity across businesses and good margin management in PB
- **Payments** up, +6% excluding a one-time positive fee in Cards in Q1'23 from commercial agreements. Of note, PagoNxt +12%

Santander Note: data and YoY % changes in constant euros.

19

Widening spreads drive NII and NIM expansion

Net interest income and NIM



NIM
Quarterly
2.63%
2.73%
2.82%
2.76%
2.97%
3.07%
with official Argentine FX rate
2.89%
+7%
NII
Constant € mn
10,333
10,759
11,182
11,082
11,939
11,518
12,279
with official Argentine FX rate
Q1'23
Q2
Q3
Q4
Q1'24
Q2
NIM
2.68%
+0.54
+0.14
-0.35
-0.08
2.93%
H1'23
Asset yields
Asset volumes
Liability costs
Liability volumes
H1'24

Net interest income

- **>80% of the Group's NII** is from our Retail and Consumer businesses
- **Solid H1 NII increase YoY (+11%)** across all businesses and regions
  - **Retail in Europe and North America** continued to rise on the back of strict liability management
  - **Retail in South America and Consumer,** supported by volume growth and negative interest rate sensitivity
  - **Strong growth in CIB** on the back of solid activity in GB
- **Q2 up 2% excl. Argentina** mainly driven by Retail (+2%), with strong growth in South America (Chile and Brazil) and Europe slightly up
  - **Consumer (+1%),** expected to accelerate going forward
  - **CIB (+6%)** growing strongly, supported by GTB and GB
  - **Retail in North America** affected by change of mix in Mexico

Margins

- **NIM continued to improve YoY** driven by asset repricing and controlled cost of deposits
- **Strong European franchise,** mostly funded by stable retail deposits, and good momentum in South America

Santander

Note: NIM = NII / Average earning assets.
Data and YoY % changes in constant euros.
GTB: Global Transaction Banking. GB: Global Banking.

20

Net fee income growth shows value added from our global businesses

Net fee income



Constant € mn
+7%
3,076
3,047
3,089
2,816
3,225
3,252
3,361
with official Argentine FX rate
Q1'23
Q2
Q3
Q4
Q1'24
Q2



+6%
6,124
+72
+157
+133
+91
-107
+8
6,477
+3%
+27%
+12%
+15%
-7%
H1'23
Retail
Consumer
CIB
Wealth
Payments
CC
H1'24
YoY growth

Retail

- **Good commercial dynamics,** with generalized fee growth across the Group
- **Fees boosted by higher activity** in account maintenance, funds and FX, especially in Brazil, Poland, the US and Mexico

Consumer

- **Double-digit growth** across its core markets, driven by insurance in DCB Europe, volumes in Brazil and auto in the US
- **Expanding existing partnerships** across regions

CIB

- **Record fee income in H1,** supported by all CIB businesses. Of note, Global Banking (+25%)
- **The US became the top contributor** to CIB's fee growth, reflecting the outcomes from our US Banking Build-Out strategy

Wealth

- **Strong growth** on the back of solid increases in Europe and North America
- More recurrent activity in **PB** and record AuM levels in **SAM**

Payments

- **Payments** affected by the one-time positive fee in Cards in Q1'23 from commercial agreements
- In **PagoNxt**, strong growth of total payments volume (TPV) (+12% YoY) and transactions (+7% YoY), mainly in Europe and Mexico

Santander

Note: data and YoY % changes in constant euros.

21

ONE Transformation driving structural efficiency gains and positive jaws

Efficiency and costs



Efficiency
Quarterly
44.1%
44.3%
43.6%
44.4%
42.6%
40.6%
Costs
Constant € mn
6,206
6,337
6,446
6,448
6,530
6,383
6,605
with official Argentine FX rate
Q1'23
Q2
Q3
Q4
Q1'24
Q2
YoY growth in real terms[1]
+3% (-1% in real terms[1])
12,543
+5
+8
+299
+30
+43
-15
12,913
-4%
-3%
+16%
+2%
-0%
-11%
H1'23
Retail
Consumer
CIB
Wealth
Payments
CC
H1'24

Efficiency

- **Strong quarterly trend.** H1'24 efficiency ratio improved 3pp YoY to 41.6%, even when we are investing in our transformation
- **Transformation investments (technology)** in H1'24 totalled €1.2bn (€3.6bn since 2022)
- Most businesses reflecting **strong operational leverage** from our initiatives to move towards a simpler and more integrated model

Costs

- **Costs fell 2% QoQ** (flattish excluding Argentina), after three stable quarters
- **Costs decreased 1% YoY in real terms,** with widespread reductions and efficiency gains
  - **Retail:** strong decline in costs, reflecting our transformation efforts
  - **Consumer:** costs down despite investments and business growth
  - **CIB:** higher costs as we invest for future growth through US BBO, our initiative to develop new products and capabilities
  - **Wealth:** slightly up due to higher commercial activity and reinforcing our PB teams
  - **Payments:** decreased even with Cards and PagoNxt still in investment phases
  - Corporate Centre: down driven by ongoing simplification measures

Santander

Note: data and YoY % changes in constant euros.
(1) Costs in real terms exclude the impact from weighted average inflation.

22

Stable credit quality in line with 2024 target

LLPs and credit quality


CoR
12 month
1.05%
1.08%
1.13%
1.18%
1.20%
1.21%
LLPs
Constant € mn
2,903
2,898
3,234
3,391
3,104
3,139
Q1'23
Q2
Q3
Q4
Q1'24
Q2

Other credit quality metrics

	Jun-23	Mar-24	Jun-24
NPL ratio	3.07%	3.10%	**3.02%**
Coverage ratio	68%	66%	**66%**
Stage 1	€1,011bn	€1,007bn	**€1,008bn**
Stage 2	€75bn	€83bn	**€94bn**
Stage 3	€35bn	€36bn	**€35bn**

Credit quality

- **YTD CoR stood at 1.17%,** despite increasing CHF mortgage portfolio coverage
- **Credit quality remains robust,** backed by overall good economic performance and record low unemployment in most countries
- **NPL ratio of 3.02%, improving significantly both YoY and QoQ** with stable coverage ratio

Detail by business

- **In Retail, which represents 50% of Group LLPs,** CoR remained stable QoQ at 1.03%
  - Spain: improving CoR and NPL YoY and QoQ
  - UK: CoR stable at very low levels
  - Brazil: CoR improving slightly QoQ and better NPL YoY
  - Mexico: CoR normalizing in line with expectations and affected by change of mix. NPL improved QoQ
- **In Consumer, which represents 35% of Group LLPs,** CoR normalized YoY to 2.17% (both DCB Europe and the US), in line with expectations, and remained fairly stable QoQ

Santander

Note: CoR - provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. Data in constant euros. Stages in current euros.

23

Enhanced capital strength: profitable organic generation, with new front book at 23% RoTE, and record distributions

CET1 performance and capital productivity



FL CET1
%
12.3
+0.52
-0.25
-
-0.07
12.5
Mar-24
Organic generation
Shareholder remuneration[1]
Regulatory & Models
Markets & others
Jun-24

Maximize capital productivity

Jun-24 or estimates

Front book pricing RoRWA of new book	2.9%
Asset rotation and risk transfer activities RWAs mobilized vs. credit RWAs	16%
% RWAs with RoRWA > CoE	84%

Santander

(1) Shareholder remuneration charged against profit earned in Q2 2024 in line with our c.50% payout target, divided approximately equally between cash dividends and share repurchases. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

24

25 Index 1 H1’24 Highlights Progress of our strategy Group review 2 Final remarks 3 Appendix 4

26 RoTE1 Profitability FL CET1 Strength RWAs with RoRWA > CoE Disciplined capital allocation Payout 50% Shareholder remuneration Note: target payout defined as c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. (1) RoTE annualizing the temporary levy impact. >12% c.85% 15-17% H1’24 vs. 2025 ID targets Making progress towards our ID targets in our new phase of value creation for our shareholders Cash dividend + SBB 50% annually 84%TNAVps + DPS Double-digit growth average through-the-cycle +12% 12.5% 16.3%

All-time high quarterly and half-year profit, driving an upgrade of our 2024 targets

Record profit supported by an outstanding P&L from top to bottom
Excellent business dynamics: record NII, fees, revenue and net operating income

ONE Transformation and value-added by our global businesses, accelerating operational leverage and profitable growth
Revenue and efficiency guidance for 2024 upgraded

Sound credit quality performance in H1'24
CoR expected to remain at similar levels under current macro conditions

Robust balance sheet with strong capital levels (CET1 +20bps in Q2)
Unequivocally committed to maintaining our CET1 ratio above 12%

Capital productivity and disciplined capital allocation, driving profitability and shareholder value creation
Improved RoTE guidance. Confirmed double-digit growth[2] TNAVps + Cash DPS

	H1'24	Upgraded 2024 targets
Revenue[1]	+9%	High-single digit growth
Efficiency	41.6%	c.42%
CoR	1.2%	Confirmed c.1.2%
FL CET1	12.5%	Confirmed >12% after Basel III implementation
RoTE	16.3%	>16%

Santander

Note: targets market dependent. Based on macro assumptions aligned with international economic institutions.
H1'24 RoTE annualizing the temporary levy impact.
(1) YoY change in constant euros, except Argentina in current euros.
(2) On average through-the-cycle.

27

28 Index 1 H1’24 Highlights Progress of our strategy Group review 2 Final remarks 3 Appendix 4

29 Appendix Investor Day Targets summary Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary The other information in the Appendix regularly provided each quarter can be found in the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website

ONE Transformation driving double-digit growth in value creation

		2022	2023	H1'24	2025 targets
Profitability	RoTE (%)	13.4	15.1	15.9	15-17
	Payout (Cash + SBB)[1] (%)	40	50	50	50
	EPS Growth (%)	23	21.5	19.2	Double-digit
Customer centric	Total customers (mn)	160	165	168	c.200
	Active customers (mn)[2]	99	100	101	c.125
Simplification & automation	Efficiency ratio (%)	45.8	44.1	41.6	c.42
Customer activity	Transactions volume per active customer (month, % growth)[3]	-	10	9	c.+8
Capital	FL CET1 (%)	12.0	12.3	12.5	>12
	RWA with RoRWA > CoE (%)	80	84	84	c.85
ESG[4]	Green financed raised & facilitated (€bn)	94.5	114.6	123.4	120
	Socially responsible Investments (AuM) (€bn)	53	67.7	74.0	100
	Financial inclusion (# People, mn)	-	1.8	2.8	5
	Women in leadership positions (%)	c.29	31.4	31.1	35
	Equal pay gap (%)	c.1	c.0	-	c.0
TNAVps+DPS (Growth YoY)		+6%	+15%	+12%	Double-digit growth average through-the-cycle

(1) Target payout defined as c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(2) Those customers who meet transactionality threshold in the past 90 days.
(3) Total transactions annual growth include merchant payments, cards and electronic A2A payments. Target c.+8% CAGR 2022-25.
(4) Information is audited on a limited assurance basis. Green finance raised & facilitated (€bn): since 2019 (not EU taxonomy aligned). Financial inclusion (# people, mn): since 2023. Definitions in the Glossary section in this document. Equal pay gap is calculated annually.

Santander

30

31 Appendix Investor Day Targets summary Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary The other information in the Appendix regularly provided each quarter can be found in the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website

32 Detail by global business

Retail & Commercial Banking

Highlights

- **Our transformation** and disciplined capital allocation are reflected in a significant rise in total customers, **efficiency** improvements (-4.8pp to 39.5%) and higher **profitability** (RoTE +4pp to 18.1%)
- **Loans** slightly down YoY, still affected by prepayments in Spain and a strict pricing policy in the UK. Growth in South America (lower interest rates), Mexico and Poland. Generalized increases in **deposits** and mutual funds
- **Strong profit growth YoY (+35%),** with a solid revenue performance, lower costs in real terms and a drop in LLPs:
  - **NII** rose, mainly driven by Europe (good margin management) and South America (volumes and lower cost of deposits)
  - Solid **fee** performance boosted by higher activity in account maintenance, funds and FX, especially in Brazil, Poland, the US and Mexico
  - **LLPs** improved and CoR was stable due to the good performance in Europe, which offset normalization in Mexico and volumes in Brazil
- **Quarterly trends affected by Argentina. Excluding it, profit grew 22%,** on the back of strong revenue growth and good underlying credit quality trends. Additional CHF provisions in Q2 were partially offset by the charge related to the temporary levy in Q1

Key data

Loans	Deposits	Mutual Funds
€619bn -1%	€637bn +2%	€92bn +22%

Efficiency	CoR	RoTE
39.5% -4.8pp	1.03% +11bps	18.1% +4.3pp

P&L

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	6,870	-3.0	14,015	11.6	13.0
Net fee income	1,173	-0.4	2,366	3.1	3.5
Total revenue	8,226	3.2	16,274	11.9	13.1
Operating expenses	-3,119	-4.8	-6,423	0.1	0.8
Net operating income	**5,107**	**8.7**	**9,851**	**21.2**	**22.9**
LLPs	-1,564	4.6	-3,087	-1.3	-0.8
Attributable profit	**1,824**	**21.8**	**3,326**	**34.9**	**37.4**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Jun-24 data and YoY changes (loans, deposits and mutual funds in constant euros). RoTE annualizing the impact of the temporary levy.

33

Digital Consumer Bank

Highlights

- We continue expanding our **leadership in consumer finance** across our footprint, converging towards a **more digital global operating model and implementing enhanced solutions** through common platforms
- **Loans** up 6%, driven by higher new business volumes (+8%) mainly in Brazil and Europe, in a context of higher activity in auto
- **Deposits** rose 14%, mainly in Europe, in line with our deposit gathering strategy to lower funding costs and reduce NII volatility across the cycle
- **Net operating income increased double-digits**, supported by a positive revenue performance, including a 27% rise in fees, and good cost control (-3% in real terms)
- **Profit** up 4% YoY, mainly driven by solid net operating income, and despite CoR normalization towards pre-pandemic levels and the impact from the additional CHF provisions to increase coverage
- **Profit rose 31% QoQ** mainly driven by lower LLPs in the US, with positive trends in revenue and stable costs

Key data

New lending	Deposits	Mutual Funds
€46.7bn +8%	**€213bn** +6%	**€122bn** +14%
Efficiency	**CoR**	**RoTE**
40.6% -2.7pp	**2.17%** +31bps	**13.0%** +0.4pp

P&L

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	2,655	-1.9	5,364	6.7	6.8
Net fee income	387	9.7	742	26.8	27.1
Total revenue	**3,264**	**2.6**	**6,449**	**6.9**	**7.0**
Operating expenses	-1,307	-0.5	-2,618	0.3	0.4
Net operating income	**1,957**	**4.8**	**3,831**	**12.0**	**12.1**
LLPs	-1,055	-7.0	-2,193	21.4	21.6
Attributable profit	**606**	**30.8**	**1,070**	**4.3**	**4.2**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Jun-24 data (loans and deposits) and H1'24 new lending; YoY changes in constant euros. RoTE annualizing the impact of the temporary levy.

34

Corporate & Investment Banking

Highlights

- We continue **making our centres of expertise more sophisticated**, deepening client relationships, with focus on our Global Markets, the US Banking Build-Out strategy and actively managing capital
- **Strong activity YoY**, mainly supported by Global Banking and Global Markets
  - **Global Transaction Banking:** positive trends in Export Finance partially offset by weaker activity in Cash Management (interest rate cuts) with Trade & Working Capital Solutions remained flat
  - **Global Banking:** strong activity with DCM gaining market share in Europe, LatAm and the US, and Corporate Finance, benefitting from positive market momentum
  - **Global Markets:** good activity levels, mainly in Europe, partially offset by a more challenging environment in Brazil
- **Revenue grew across businesses reaching record levels in H1,** particularly driven by NII and fees. Profit down, as we invest for growth
- **Quarterly trends affected by Argentina. Excluding it, strong NII growth (+6%)** offset by gains on financial transactions performance and our investments in transformation

Key data

Loans	Deposits
€144bn +7%	€130bn -6%

Efficiency	CoR	RoTE
43.4% +5.2pp	0.15% -4bps	19.1% -2.2pp

P&L

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	969	-7.9	2,031	22.0	21.6
Net fee income	626	-4.0	1,280	11.6	12.0
Total revenue	**2,076**	**-1.2**	**4,188**	**6.0**	**5.9**
Operating expenses	-930	4.8	-1,817	19.7	20.2
Net operating income	**1,146**	**-5.6**	**2,371**	**-2.5**	**-3.0**
LLPs	-56	39.4	-96	—	—
Attributable profit	**700**	**0.0**	**1,405**	**-4.6**	**-4.9**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Jun-24 data and YoY changes (loans and deposits in constant euros). RoTE annualizing the impact of the temporary levy.

35

Wealth Management & Insurance

Highlights

- We continue building the **best Wealth and Insurance manager** in Europe and the Americas, supported by our leading global private banking platform and our best-in-class funds and insurance product factories
- *Euromoney* named us the **Best International Private Bank in Latin America** for the second year in a row, and the **Best International Private Bank** in 8 of our countries
- **AuMs at record levels** (+13% YoY), backed by excellent commercial dynamics, both in Private Banking and SAM, and positive market performance
- **Double-digit profit growth YoY** supported by revenue, with positive interest margin management and solid growth in fees across all three businesses. Total contribution to Group profit[3] increased 12% YoY
- **Profit up QoQ** driven by good revenue performance, mainly in Insurance, controlled costs and the impact of having charged the temporary levy in Q1

Key data

AuMs	Net new money (PB)	Net sales (SAM)
€480bn +13%	€11.9bn 8% of volumes[2]	€8.9bn 8% of volumes[2]
Gross written premiums	**Efficiency**	**RoTE**
€6.1bn -1%	34.4% -2.3pp	80.4% +3.5pp

P&L

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	404	-4.4	827	13.4	13.8
Net fee income	355	-2.6	719	14.6	14.9
Total revenue	897	0.7	1,789	12.2	12.6
Operating expenses	-309	1.0	-615	5.2	5.5
Net operating income	**588**	**0.6**	**1,173**	**16.2**	**16.7**
LLPs	-10	147.9	-14	—	—
Attributable profit	**417**	**4.5**	**818**	**14.3**	**15.0**
Contribution to profit	879	5.3	1,714	12.1	12.5

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Jun-24 data (AuMs); H1'24 data (net new money, net sales and GWPs). YoY changes in constant euros. RoTE annualizing the impact of the temporary levy.
(2) Considering annualized net new money as a % of total CAL and net sales as a % of SAM's AuMs.
(3) Including fees generated by asset management and insurance ceded to the commercial network.

36

Payments

PagoNxt

- TPV increased 12% YoY in **Getnet**, driven by Mexico, Chile and Europe. Active customers growing strongly in **Ebury** (+23% YoY)
- **Revenue rose 12%** due to an overall increase in business activity across countries, supporting **EBITDA margin improvement to 20.1%**
- **Profit** impacted by the write-downs related to our merchant platform in Germany and Superdigital in Latin America

Getnet

Getnet Total Payments Volume (TPV)

€108bn +12%

Number of transactions

+7%

P&L

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	31	5.5	62	96.8	97.7
Net fee income	233	5.8	456	2.0	2.2
Total revenue	**300**	**7.7**	**583**	**11.7**	**12.0**
Operating expenses	-297	-1.7	-601	4.9	5.0
Net operating income	**4**	**—**	**-18**	**-65.1**	**-65.9**
LLPs	-5	41.0	-9	-26.1	-26.1
Attributable profit	**-265**	**561.6**	**-304**	**198.5**	**195.8**
Att. profit excl. one-offs	**-22**	**-46.5**	**-61**	**-39.8**	**-40.4**

(*) € mn and % change in constant euros.
(1) % change in current euros.

EBITDA margin

+8.9pp



20.1%
11.2%
H1'23
H1'24

Cards

- **The total number of cards managed in the Group rose to 104 million,** continuing the positive trends in previous quarters
- Solid growth in **customer activity** (turnover **+5%** YoY)
- **Revenue up 4% YoY** excluding a positive one-off recorded in Q1'23
- High profitability with **RoTE at 35.0%**

Cards

Turnover

€159bn +5%

Average balance

€21bn +6%

P&L

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	613	-3.0	1,258	7.2	8.2
Net fee income	462	3.7	915	-11.3	-10.8
Total revenue	**1,047**	**-0.4**	**2,117**	**0.5**	**1.2**
Operating expenses	-319	-7.1	-665	2.3	3.9
Net operating income	**728**	**2.8**	**1,452**	**-0.4**	**0.0**
LLPs	-428	5.6	-843	-2.5	-1.5
Attributable profit	**176**	**1.9**	**353**	**8.5**	**8.3**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander

Note: Jun-24 data and YoY changes in constant euros. In PagoNxt, a negative growth rate in profit indicates a lower loss. Number of cards managed by Cards is 101 million, as it excludes those managed by Digital Consumer Bank including Openbank (3 million cards).

37

38 Corporate Centre • NII fairly stable, as higher liquidity buffer remuneration was offset by higher interest expense related to more TLAC/MREL issuances • Higher losses on financial transactions due to greater negative FX hedging impacts • Costs improved driven by ongoing simplification measures • As a result, lower attributable loss YoY Highlights P&L Underlying P&L* H1'24 H1'23 NII -100 -94 Gains / losses on financial transactions -284 -189 Operating expenses -174 -189 LLPs and other provisions -82 -70 Tax and minority interests -3 -19 Attributable profit -609 -620 (*) € mn.

39 Detail by region and country

Europe

Highlights

- We remain focused on **growing our business while transforming our operating model** to improve efficiency and customer experience
- **Customers increased across the region** (+525k YoY), mainly driven by Spain
- **New business volumes continued to rise,** however **loans** declined YoY, still affected by prepayments. **Deposits up,** with a migration to time deposits. Mutual funds also rose
- **Strong profit growth YoY** supported by **NII,** especially Retail in Spain and Portugal, on the back of good margin management. **Efficiency gains and active risk management**
- **Profit up 7% QoQ,** with revenue growth, good cost control and improving credit quality performance. Impact from additional CHF mortgage provisions to increase coverage partially offset the charge related to the temporary levy in Q1

Key data and P&L

Loans	Deposits	Mutual Funds
€561bn -1%	€611bn +1%	€116bn +16%

Efficiency	CoR	RoTE
39.3% -2.6pp	0.39% -3bps	17.2% +3.1pp

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	4,165	0.8	8,288	7.4	9.6
Net fee income	1,167	-3.1	2,368	4.4	5.5
Total revenue	**5,910**	**1.5**	**11,718**	**10.1**	**12.0**
Operating expenses	-2,297	-0.5	-4,602	3.5	5.0
Net operating income	**3,612**	**2.9**	**7,116**	**14.9**	**17.0**
LLPs	-532	9.6	-1,017	-22.7	-21.1
Attributable profit	**1,647**	**6.7**	**3,187**	**23.6**	**25.7**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Note: Jun-24 data and YoY changes (loans, deposits and mutual funds in constant euros). RoTE annualizing the impact of the temporary levy, 16.4% without annualizing it.

Santander

40

Spain

- **Customer growth YoY.** Loans still affected by mortgage prepayments YoY, but +3% QoQ driven by Retail and CIB. Migration to time deposits continued and mutual funds grew double digits YoY
- **Profit increased 55% YoY,** supported by strong growth in NII (especially in Retail), higher fees (mutual funds) and lower LLPs
- **Profit also up QoQ,** with positive NII, flat costs and a reduction in LLPs, and the charge related to the temporary levy in Q1

Loans	Deposits	Mutual Funds
€234bn -1%	€297bn -1%	€86bn +14%

Efficiency	CoR	RoTE
34.1% -5.8pp	0.56% -6bps	22.1% +7.5pp

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23
NII	1,840	1.3	3,656	15.6
Net fee income	738	-1.1	1,484	5.0
Total revenue	**3,048**	**1.1**	**6,065**	**18.6**
Operating expenses	-1,033	0.1	-2,065	1.3
Net operating income	**2,015**	**1.6**	**3,999**	**30.1**
LLPs	-327	-1.2	-658	-18.1
Attributable profit	**984**	**27.5**	**1,756**	**55.1**

(*) € mn and % change.

UK

- **Loans** continued to decrease impacted by a strict pricing policy. Migrations to time deposits and an increase in mutual funds
- **Profit down YoY** impacted by lower mortgage volumes, higher deposit costs and operating expenses performance. CoR improving from already very low levels
- **Profit up QoQ,** driven by cost reductions which offset the decline in revenue (fees) and the increase in LLPs. QoQ comparisons benefited from the UK bank levy charge in Q1

Loans	Deposits	Mutual Funds
€236bn -4%	€223bn -1%	€8bn +4%

Efficiency	CoR	RoTE
57.7% +8.3pp	0.08% -3bps	10.8% -3.0pp

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	1,196	0.5	2,381	-10.1	-7.8
Net fee income	64	-19.3	142	-16.9	-14.8
Total revenue	**1,260**	**-0.1**	**2,516**	**-11.0**	**-8.8**
Operating expenses	-717	-2.6	-1,451	3.8	6.5
Net operating income	**542**	**3.4**	**1,065**	**-25.6**	**-23.7**
LLPs	-44	152.8	-61	-42.1	-40.6
Attributable profit	**325**	**6.1**	**630**	**-24.9**	**-23.0**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander Note: Jun-24 data and YoY changes (loans, deposits and mutual funds in constant euros). Spain RoTE annualizing the impact of the temporary levy, 20.4% without annualizing it.

41

Portugal

- Moderate decline in **loans** as customer deleveraging mitigated by new business recovery. Double-digit increases in **time deposits** and **mutual funds**
- **Profit +75% YoY,** boosted by NII (better loan yields and funding costs under control) and positive fee performance, with LLPs at low levels
- **Profit down QoQ,** with revenue decreasing from high levels in Q1, flat costs and regulatory charges in Q2

Loans	Deposits	Mutual Funds
€38bn -1%	€38bn +3%	€5bn +14%

Efficiency	CoR	RoTE
23.4% -8.7pp	0.12% +2bps	28.8% +10.1pp

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23
NII	413	-4.1	844	46.8
Net fee income	115	-9.4	242	3.0
Total revenue	**558**	**-4.4**	**1,142**	**38.6**
Operating expenses	-134	-0.2	-267	1.1
Net operating income	**425**	**-5.7**	**874**	**56.4**
LLPs	5	—	-2	-93.1
Attributable profit	**260**	**-14.3**	**563**	**75.2**

(*) € mn and % change.

Poland

- **Loans rose** driven by Retail (record mortgage and personal loan originations) and CIB. Significant **deposit** growth, both in time and demand
- **Profit up 12% YoY,** supported by strong NII, positive fees (FX and mutual funds) and improved LLPs, which offset higher costs
- **Profit down QoQ,** affected by CHF mortgage portfolio provisions to increase coverage. Net operating income up 5%, backed by revenue

Loans	Deposits	Mutual Funds
€37bn +9%	€46bn +6%	€6bn +44%

Efficiency	CoR	RoTE
27.2% +0.4pp	1.81% -6bps	19.4% +1.5pp

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	697	0.9	1,384	6.9	14.4
Net fee income	163	-7.9	339	9.5	17.3
Total revenue	**878**	**4.5**	**1,711**	**5.9**	**13.4**
Operating expenses	-237	2.9	-466	7.6	15.3
Net operating income	**640**	**5.1**	**1,245**	**5.2**	**12.7**
LLPs	-166	26.7	**-297**	-19.2	-13.4
Attributable profit	**173**	**-19.5**	**386**	**12.3**	**20.3**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander
Note: Jun-24 data and YoY changes (loans, deposits and mutual funds in constant euros).
42

Digital Consumer Bank Europe

Highlights

- We are focused on **strengthening our leadership** in auto and non-auto through strategic alliances and better service through new operational leasing platforms and non-auto platforms with Zinia
- **Loans** rose 8% YoY. **Deposits** up 24%, in line with our deposit gathering strategy to increase retail funding through common digital platforms to reduce funding costs and NII volatility through the interest rate cycle
- **Revenue** up 7% YoY, **mainly driven by NII,** as we actively repriced loans and captured customer deposits. **Strong increase in fees,** driven by greater penetration in direct insurance, especially in Germany
- **Profit** down YoY and QoQ as the good performances in revenue and costs were more than offset by additional CHF mortgage provisions to increase coverage. **Net operating income grew 14% YoY and 6% QoQ**

Key data and P&L

New lending	Loans	Customer Funds
€26bn +2%	**€138bn** +8%	**€81bn** +23%

Efficiency	CoR	RoTE
46.2% -3.2pp	**0.72%** +17bps	**9.2%** -1.8pp

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	1,092	-0.1	2,187	6.8	7.2
Net fee income	231	5.2	451	14.1	14.4
Total revenue	**1,444**	**2.5**	**2,854**	**7.0**	**7.4**
Operating expenses	-655	-1.4	-1,319	0.1	0.4
Net operating income	**789**	**6.0**	**1,534**	**13.6**	**14.2**
LLPs	-308	12.0	-584	39.5	40.7
Attributable profit	**224**	**-1.9**	**453**	**-13.2**	**-13.1**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Jun-24 data and YoY changes (new lending, loans and customer funds in constant euros). RoTE annualizing the impact of the temporary levy, 8.9% without annualizing it.

43

North America

Highlights

- **Focus on transformation,** leveraging the strengths of our businesses in the US and Mexico and enhancing our regional operating model in T&O
- **Loans rose 3%,** particularly in Mexico and CIB in the US. **Deposits declined 4%**, in line with our strategy to reduce the costs of excess corporate deposits in CIB
- **Revenue up 7%** driven by a strong performance in CIB in the US, reflecting our capabilities build-out, and across the board in Mexico
- **Costs** rose, impacted by inflation and higher investments in digitalization as part of our transformation in Retail in Mexico and CIB in the US. Continued efficiency gains in Consumer and Commercial in the US
- YoY profit affected by higher LLPs (higher volumes and expected CoR normalization). **Strong net operating income growth (+7%)**
- **Solid profit growth QoQ,** supported by net operating income growth and improvement in LLPs in both countries

Key data and P&L

Loans	Deposits	Mutual Funds
€165bn +3%	€134bn -4%	€33bn +19%

Efficiency	CoR	RoTE
47.6% -0.1pp	2.23% +54bps	11.7% +0.6pp

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	2,636	0.8	5,247	3.8	6.4
Net fee income	662	3.6	1,300	16.3	20.7
Total revenue	**3,554**	**1.8**	**7,039**	**6.9**	**9.7**
Operating expenses	-1,691	1.6	-3,352	7.1	9.6
Net operating income	**1,863**	**2.0**	**3,686**	**6.7**	**9.8**
LLPs	-908	-8.1	**-1,893**	21.2	23.7
Attributable profit	**703**	**9.1**	**1,347**	**-3.2**	**0.1**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Jun-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

44

US

- **Lending up 2%,** driven by CIB activity and auto. **Deposits** declined in line with our funding strategy in CIB
- **Revenue rose 4% YoY**, offset by higher costs (investments in CIB build out) and expected LLP normalization, resulting in flat profit YoY
- **Excellent profit performance QoQ,** due to continued revenue growth, a marked fall in LLPs and greater fiscal benefits from EVs

Loans	Deposits	Mutual Funds
€118bn +2%	**€89bn** -9%	**€13bn** +8%

Efficiency	CoR	RoTE[2]
50.5% +0.8pp	**2.06%** +50bps	**12.8%** -0.3pp

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	1,428	1.4	2,824	-2.6	-2.6
Net fee income	272	1.3	539	38.3	38.3
Total revenue	**1,900**	**0.9**	**3,769**	**4.1**	**4.0**
Operating expenses	-963	1.6	-1,903	5.8	5.8
Net operating income	**938**	**0.1**	**1,866**	**2.3**	**2.3**
LLPs	-556	-10.4	-1,171	16.5	16.5
Attributable profit	**385**	**36.7**	**664**	**-0.3**	**-0.4**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Mexico

- Successful customer acquisition campaigns and new commercial agreements boosting **loans** (most global businesses) and **deposits**
- **Profit up YoY** with positive jaws as a double-digit rise in revenue (mainly NII and fees) outpaced cost growth. Expected LLP normalization
- **Profit +5% QoQ** supported by lower LLPs and better revenue (especially fees as NII flat due to changing asset mix)

Loans	Deposits	Mutual Funds
€47bn +6%	**€45bn** +6%	**€20bn** +28%

Efficiency	CoR	RoTE
41.4% -0.7pp	**2.71%** +57bps	**19.1%** +1.2pp

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	1,207	0.0	2,421	12.6	19.4
Net fee income	374	4.8	733	4.1	10.5
Total revenue	**1,636**	**2.3**	**3,244**	**10.6**	**17.4**
Operating expenses	-677	2.4	-1,343	8.8	15.4
Net operating income	**959**	**2.3**	**1,901**	**12.0**	**18.9**
LLPs	-351	-4.4	-721	30.0	37.9
Attributable profit	**429**	**4.8**	**840**	**4.1**	**10.5**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Jun-24 data and YoY changes (loans, deposits and mutual funds in constant euros).
(2) Adjusted RoTE: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 9.2%.

45

South America

Highlights

- We are focused on **being the primary bank for our 77 million customers (+4mn YoY),** becoming the **most profitable** in each of our countries and enhancing **service quality**
- **Loans grew** YoY across all global businesses, mainly boosted by Brazil. **Time deposits and mutual funds** rose YoY in most of our markets
- **Profit increased YoY**, as strong NII growth across countries more than offset lower gains on financial transactions (CIB in Brazil) and higher provisions (volumes in Brazil and normalization in Chile)
- **Significant efficiency gains YoY** (-3.7pp) driving up **profitability** (RoTE +2.1pp)
- **Quarterly trends affected by Argentina. Excluding it**, profit +7%, with higher revenue and controlled costs

Key data and P&L

Loans	Deposits	Mutual Funds
€157bn +7%	€129bn +8%	€66bn +18%

Efficiency	CoR	RoTE
35.4% -3.7pp	3.50% +18bps	16.0% +2.1pp

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	3,649	-10.5	7,835	23.0	21.0
Net fee income	1,176	2.2	2,358	0.3	-1.6
Total revenue	**4,903**	**3.1**	**9,790**	**10.5**	**8.3**
Operating expenses	-1,636	-8.3	-3,466	0.1	-1.9
Net operating income	**3,267**	**9.9**	**6,324**	**17.1**	**14.9**
LLPs	-1,370	2.7	**-2,748**	9.5	8.2
Attributable profit	**885**	**13.9**	**1,681**	**19.1**	**15.3**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Jun-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

46

Brazil

- **Double-digit growth YoY in loans** (with increases across all global businesses), **time deposits and mutual funds**
- **Greater profit and profitability YoY**, driven by NII (volumes and cost of deposits) and efficiency gains, more than offsetting lower gains on financial transactions and higher LLPs (growing less than loans)
- **Profit rose QoQ,** with better NII and fees and controlled costs

Loans	Deposits	Mutual Funds
€99bn +10%	€86bn +14%	€50bn +22%
Efficiency	**CoR**	**RoTE**
32.4% -2.7pp	4.77% +3bps	15.9% +3.8pp

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	2,605	3.3	5,235	22.4	22.2
Net fee income	888	9.3	1,734	3.8	3.6
Total revenue	**3,477**	**3.4**	**6,984**	**11.4**	**11.2**
Operating expenses	-1,109	0.1	-2,265	2.8	2.6
Net operating income	**2,368**	**5.1**	**4,719**	**16.1**	**15.8**
LLPs	-1,158	3.9	-2,322	7.6	7.3
Attributable profit	**580**	**7.7**	**1,141**	**39.0**	**38.7**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Chile

- **Loans** increased YoY across most global businesses. Double-digit growth YoY in **time deposits** and **mutual funds**
- **Profit fell YoY** despite the strong performance in NII (volumes and lower cost of deposits), impacted by costs rising in line with inflation, and a pick up in LLPs from low levels in previous years
- **Strong profit growth QoQ,** due to NII (UF and lower costs of deposits)

Loans	Deposits	Mutual Funds
€42bn +3%	€28bn +7%	€11bn +25%
Efficiency	**CoR**	**RoTE**
39.2% -3.2pp	0.97% +9bps	13.7% -2.7pp

Underlying P&L*	Q2'24	% Q1'24	H1'24	% H1'23	% H1'23[1]
NII	472	31.4	824	32.2	13.3
Net fee income	137	4.0	265	-2.1	-16.1
Total revenue	**659**	**22.5**	**1,187**	**12.7**	**-3.4**
Operating expenses	-241	5.2	-465	4.3	-10.6
Net operating income	**418**	**35.3**	**721**	**18.8**	**1.8**
LLPs	-126	-1.3	-251	44.2	23.6
Attributable profit	**162**	**76.0**	**253**	**-10.7**	**-23.5**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander
Note: Jun-24 data and YoY changes (loans, deposits and mutual funds in constant euros).
47

Argentina

- We are working to **improve our customer service** and **adapt our value offer** to customer needs in a dynamic market
- **Profit** comparison both YoY and QoQ affected by the use of the new inflation-adjusted exchange rate from Q2
- Positive jaws, driving a 10pp **efficiency improvement**

Loans	Deposits	Mutual Funds
€5bn -16%	€6bn -44%	€3bn -29%

Efficiency	CoR	RoTE
40.6% -10.0pp	4.80% +133bps	39.1% +8.5pp

Underlying P&L*	Q2'24	Q1'24	H1'24	% Q1'24	% H1'23
NII	397	1,025	1,423	-61.2	25.0
Net fee income	73	131	204	-44.6	-27.6
Total revenue	**465**	**555**	**1,020**	**-16.4**	**-0.9**
Operating expenses	-129	-286	-414	-54.9	-20.5
Net operating income	**336**	**270**	**606**	**24.4**	**19.3**
LLPs	-31	-35	-66	-11.6	-32.0
Attributable profit	**164**	**101**	**266**	**62.1**	**5.4**

(*) € mn and % change in current euros.

Uruguay, Peru and Colombia

- **Loan growth in Uruguay** (+16% YoY) mainly in Consumer and Retail. Joint initiatives between CIB and Corporates in Peru and Colombia
- **Profit up YoY** on the back of double-digit revenue growth in all three countries
- **High profitability,** with double-digit RoTEs

RoTEs		
Uruguay	Peru	Colombia
25.3% +2.1pp	25.8% +2.5pp	16.0% +0.4pp

Attributable profit



€ mn
106 +25%
H1'24
51 +27%
H1'24
18 +8%
H1'24

Santander

Note: Jun-24 data and YoY changes (profit, loans, deposits and mutual funds in constant euros).
In Argentina, variations are in current euros.

48

49 Appendix Investor Day Targets summary Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary

Reconciliation of underlying results to statutory results

EUR mn

	January-June 2024			January-June 2023		
	Statutory results	Adjustments	Underlying results	Statutory results	Adjustments	Underlying results
Net interest income	23,457	—	23,457	20,920	—	20,920
Net fee income	6,477	—	6,477	6,103	—	6,103
Gains (losses) on financial transactions [1]	957	—	957	1,302	—	1,302
Other operating income	(176)	335	159	(315)	224	(91)
Total income	**30,715**	**335**	**31,050**	**28,010**	**224**	**28,234**
Administrative expenses and amortizations	(12,913)	—	(12,913)	(12,479)	—	(12,479)
Net operating income	**17,802**	**335**	**18,137**	**15,531**	**224**	**15,755**
Net loan-loss provisions	(6,595)	352	(6,243)	(6,245)	474	(5,771)
Other gains (losses) and provisions	(1,699)	(687)	(2,386)	(1,196)	(459)	(1,655)
Profit before tax	**9,508**	**—**	**9,508**	**8,090**	**239**	**8,329**
Tax on profit	(2,916)	—	(2,916)	(2,281)	(213)	(2,494)
Profit from continuing operations	**6,592**	**—**	**6,592**	**5,809**	**26**	**5,835**
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	**6,592**	**—**	**6,592**	**5,809**	**26**	**5,835**
Non-controlling interests	(533)	—	(533)	(568)	(26)	(594)
Profit attributable to the parent	**6,059**	**—**	**6,059**	**5,241**	**—**	**5,241**

(1) Includes exchange differences.

Explanation of H1'24 adjustments:

- Temporary levy on revenue earned in Spain in Q1'24, totalling EUR 335 million, which was moved from total income to other gains (losses) and provisions.
- Provisions which strengthen the balance sheet in Brazil of EUR 352 million in Q2'24 (EUR 174 million net of tax and minority interests).

Explanation of H1'23 adjustments:

- Temporary levy on revenue earned in Spain in Q1'23, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions.
- Provisions which strengthen the balance sheet in Brazil in the first quarter, totalling EUR 235 million, net of tax and non-controlling interests (EUR 474 million recorded in net loan-loss provisions, EUR 213 million positive impact in tax and EUR 26 million in non-controlling interests).

Santander

50

51 Appendix Investor Day Targets summary Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary

52 Glossary - Acronyms • A2A: account to account • ALCO: Assets and Liabilities Committee • AM: Asset management • AuMs: Assets under Management • bn: Billion • BNPL: Buy now, pay later • bps: Basis points • c.: Circa • CAL: Customer assets and liabilities • CET1: Common equity tier 1 • CHF: Swiss franc • CIB: Corporate & Investment Banking • CoE: Cost of equity • Consumer: Digital Consumer Bank • CoR: Cost of risk • Covid-19: Coronavirus Disease 19 • DCB Europe: Digital Consumer Bank Europe • DPS: Dividend per share • EPS: Earning per share • ESG: Environmental, social and governance • EV: Electric Vehicle • FL: Fully-loaded • FTE: Full time employee • FX: Foreign exchange • FY: Full year • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • LLPs: Loan-loss provisions • mn: million • NII: Net interest income • NIM: Net interest margin • NPL: Non-performing loans • NPS: Net promoter score • OEM: Original equipment manufacturer • Payments: PagoNxt and Cards • PB: Private Banking • PBT: Profit before tax • P&L: Profit and loss • pp: Percentage points • Ps: Per share • QoQ: Quarter-on-Quarter • Repos: Repurchase agreements • Retail: Retail & Commercial Banking • RoE: Return on equity • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SAM: Santander Asset Management • SBB: share buybacks • SME: Small and Medium Enterprises • US BBO: US Banking Building-Out • TNAV: Tangible net asset value • TPV: Total Payments Volume • YoY: Year-on-Year • YTD: Year to date • Wealth: Wealth Management & Insurance

53 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY • RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) • RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets • Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortisations VOLUMES • Loans: Gross loans and advances to customers (excl. reverse repos) • Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK • NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired • NPL coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted • Cost of risk: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION • Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets ESG METRICS • Women in leadership positions = Percentage of women in senior executive positions over total headcount. This segment corresponds to less than 1% of the total workforce • Equal pay gap = The equal pay gap measures differences in remuneration between women and men in the same job at the same level • For financial ESG metrics, please see ‘Alternative Performance Measures’ section of the Quarterly Financial Report

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    24 July 2024 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer